EXHIBIT 99.1

EDAP Elects to Pay Second Quarter Convertible Bond Interest in Cash

Strong Cash Position of EUR 15.0 million (USD 20.8 Million)

LYON, France, May 1, 2009 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today that the Company's next quarterly interest payment under its convertible bond offering due on July 1, 2009 will be paid in cash. Under the original agreement with bondholders, quarterly interest payments are payable by the Company in the form of either cash or issuance of EDAP common stock.

Marc Oczachowski, EDAP's Chief Executive Officer, commented, "We believe that EDAP's common stock is currently undervalued and we therefore elected to pay our second quarter convertible bond interest in cash. As has been our practice, we will reconsider these interest payments each quarter adopting an interest payment strategy option that reflects the best interest of all EDAP stakeholders. We believe issuing additional equity at present valuations is not in the best interest of EDAP stakeholders. We are confident that our robust cash position provides us with the ability to make our upcoming quarterly interest payment in cash while we continue to execute our long-term growth strategy to expand Ablatherm-HIFU in Europe and complete the U.S. ENLIGHT clinical trial."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA, the ENLIGHT US clinical Study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com and http://www.pcaresearch.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT:  EDAP TMS SA
          Investor Relations / Legal Affairs
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          Investors:
          Nick Laudico
            646-536-7030
            nlaudico@theruthgroup.com
          R.J. Pellegrino
            646-536-7009
            rpellegrino@theruthgroup.com